SembCorp
Industries

02 SEP 17 AM 9:38

Rule 12g3-2(b) File No. 825109

6 September 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
SEP 2 6 2002
THOMSON
FINANCIAL

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlo 9/18

SEMBCORP INDUSTRIES LTD

THE PROPOSED PRIVATISATION OF SEMBCORP MARINE LTD BY WAY OF A SCHEME OF ARRANGEMENT- DISCLOSURE OF DEALINGS DURING SCHEME PERIOD

Introduction

On June 24, 2002, SembCorp Industries Ltd ("SCI") announced the proposed privatization of SembCorp Marine Ltd ("SCM") by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 ("Scheme").

Dealings

The Securities Industry Council has ruled that the respective subsidiaries and associated companies of Temasek Holdings (Private) Limited and Singapore Technologies (Pte) Ltd and their respective directors are to be considered as associates of SCI in respect of the Scheme. Accordingly, pursuant to Rule 12 of the Singapore Code on Take-overs and Mergers, they are required to disclose their dealings in the ordinary shares of S$0.10 each in the issued share capital of SCM ("Shares") as follows:-

Name	Tan Tew Han ("Associate")	Seow Teow Khai ("Associate")	Jim Lim Jit Pok ("Associate")	Wong Ngiar Jih ("Associate")
Company	ST Asset Management Pte Ltd	Tanker Mooring Services Co Pte Ltd	Keppel Singmarine Pte Ltd	Keppel Shipyar Limited
Date of disposal	8 July 2002	15 August 2002	25 June 2002 and 9 July 2002	6 August 2002
Number of SCM Shares disposed	120,000	10,000	10,000 and 50,000 respectively	10,000
Consideration per SCM Share excluding brokerage, clearing fee and any applicable tax	$1.08	$1.08	$1.08	$1.10
Identity of the principal or associate or other person dealing and, if different, the ultimate beneficial owner or controller	For himself	For himself	For himself	For himself

Resultant amount of SCM Shares owned or controlled by the Associate or other person in question and the percentage which it represents	Nil	Nil	Nil	Nil

Responsibility Statement

The Directors of SCI (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors of SCI has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

Released on September 6, 2002

By order of the Board
SembCorp Industries Ltd
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 06/09/2002 to the SGX